EXHIBIT 99.1

Brookfield Renewable Announces Results of Reclassification of its Series 7 Preferred Units

BROOKFIELD, NEWS, Jan. 22, 2021 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN) today announced that after having taken into account all election notices received by the January 18, 2021 deadline for the reclassification of its Class A Preferred Limited Partnership Units, Series 7 (the “Series 7 Units”) (TSX: BEP.PR.G) into Class A Preferred Limited Partnership Units, Series 8 (the “Series 8 Units”), it has determined that there will be no reclassification of Series 7 Units into Series 8 Units, and holders of Series 7 Units will retain their Series 7 Units.

There were 6,600 Series 7 Units tendered for reclassification, which is less than the 1,000,000 units required to give effect to reclassifications of Series 7 Units into Series 8 Units.

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 19,000 megawatts of installed capacity and an 18,000 megawatt development pipeline. Investors can access our portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and www.bep.brookfield.com/bepc. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately US$575 billion of assets under management.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Robin Kooyman Senior Vice President – Investor Relations Tel: (416) 649-8172 Email: robin.kooyman@brookfield.com